For immediate release	Exhibit 99.2

FAIRMONT HOTELS & RESORTS INC. DECLARES DIVIDEND

TORONTO, June 6, 2003 – The Board of Directors of Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) has declared a semi-annual dividend of three cents (U.S.$0.03) per share on the outstanding common shares, payable on July 28, 2003, to holders of record at the close of business on June 27, 2003.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s current portfolio consists of 80 luxury and first-class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com